HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian K. Lureen — (610) 889-2066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

484 Norristown Road, Suite 100	Blue Bell	PA	19422
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian K. Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Brian K. Lureen
Signature

PRESIDENT & CEO
Title

Kristin Acquarola
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kristin Acquarola, Notary Public
Montgomery County
My commission expires August 27, 2022
Commission number 1200030
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (the company) as of December 31, 2020 and 2019, and the related statements of comprehensive income (loss) changes in stockholder's equity, and cash flows for each of the years in the two-year period ended December 31, 2020 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Systems, Inc.'s financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of Heritage Financial Systems, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

To the Stockholder and Board of Directors of
Heritage Financial Systems, Inc.
(Continued)

Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morison Cogen LLP

We have served as the company's auditor since 2009.

Blue Bell, Pennsylvania
February 24, 2021

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 28, 828	$ 54,754
Commissions receivable	1,250	1,250
Non-allowable receivables	1,250	1,250
TOTAL ASSETS	$ 31,328	$ 57,254
LIABILITIES & STOCKHOLDER'S		
CURRENT LIABILITIES		
Commissions payable and accrued expenses	$ -	$ 10,109
Due to parent company	-	11,028
	-	21,137
TOTAL LIABILITIES	-	21,137
STOCKHOLDER'S EQUITY		
COMMON STOCK – 1,000 shares authorized, issued, and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	403,370	403,370
ACCUMULATED DEFICIT	(397,042)	(392,253)
TOTAL STOCKHOLDER'S EQUITY	31,328	36,117
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 31,328	$ 57,254

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUE		
Commissions and other income	$ 80,162	$ 62,017
OPERATING EXPENSES	84,951	47,731
NET INCOME (LOSS)	$ (4,789)	$ 14,286

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2019	$ 25,000	$ 388,370	$ (406,539)	$ 6,831
LOAN PAYABLE – PARENT COMPANY CONVERTED TO CONTRIBUTED CAPITAL	-	15,000	-	15,000
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2019	-	-	14,286	14,286
BALANCE - DECEMBER 31, 2019	25,000	403,370	(392,253)	36,117
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2020	-	-	(4,789)	(4,789)
BALANCE - DECEMBER 31, 2020	$ 25,000	$ 403,370	$ (397,042)	$ 31,328

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (4,789)	$ 14,286
Adjustments to reconcile net income (loss) to net cash provided by (used in) in operating activities		
Decrease in assets		
Commissions receivable	-	214
Non-allowable receivables	-	60
Decrease in liabilities		
Commissions payable and accrued expenses	(10,109)	(4,395)
Loan payable – parent company	-	(3,669)
Due to parent company	(11,028)	(5,540)
Net cash provided by (used in) operating activities	(25,926)	956
NET CHANGE IN CASH	(25,926)	956
CASH - BEGINNING OF YEAR	54,754	53,798
CASH - END OF YEAR	$ 28,828	$ 54,754

	2020	2019
Supplemental Disclosure of Non-cash Financing Activities: Conversion of loan payable – parent company into contributed capital	$ -	$ 15,000

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting.

The company is a subsidiary of Heritage Fincorp, Inc.

Revenue Recognition
The company recognizes revenue, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, beginning January 1, 2019.

Revenues are recognized at a point in time when the service is performed and reflects the consideration the company expects to be entitled for the service. The company acts as agent for the sale of various investments.

The company is a broker-dealer and sells various types of investment options, such as life insurance, variable annuities, mutual funds, private placements and limited partnership interests. The revenue recognition policy for each type of revenue stream is as follows:

Life Insurance Commission
Revenue is recorded when the paperwork is completed, and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

Variable Annuities
Revenue is recorded when the paperwork is completed and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

Mutual Funds
Commissions and related clearing expenses are recorded on the trade date (the date the company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

Private Placements and Limited Partnership Interests
Revenue is recorded when the customer authorizes the investment, the paperwork is completed and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

During the year ended December 31, 2020 and 2019, the company earned $-0- and $ -0- from placement fees and $80,162 and $52,017 from commissions.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable
Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Advertising
Advertising costs, except for costs associated with direct-response advertising, are charged to operations over when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Allocation of Expenses from Affiliates
Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense to the function.

"S" Election
The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

The company is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress.

On January 1, 2021, the company converted its legal structure from a Pennsylvania corporation to a Pennsylvania limited liability company.

Comprehensive Income
The company follows FASB ASC 220, *Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2020, there are no recently issued accounting standards not yet adopted which would have a material effect on the company's financial statements.

Subsequent Events
FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 24, 2021, the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year, the company may have deposits with major financial institutions that exceed Federal Depository Insurance limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 3 – NON-ALLOWABLE RECEIVABLES

Non-allowable receivables represent commission receivables over 30 days old and 12b1 trails in excess of allowable payables.

NOTE 4 – MAJOR CUSTOMERS

For the year ended December 31, 2020, one customer constituted approximately 45% of the total revenue. On December 31, 2020, there was no amount due from this customer.

For the year ended December 31, 2019, two customers constituted approximately 37% of the total revenue. On December 31, 2019, there was no amount due from one of these customers.

NOTE 5 – RELATED PARTY TRANSACTIONS

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide management services for the company. Fees paid for such management services were $-0- and $2,461 for the years ended December 31, 2020 and 2019. The company owed its parent $-0- and $11,028 for such services as of December 31, 2020 and 2019.

Since the lease is in the name of the parent company, the company has no long-term lease obligations. Rent expense recognized for the years ended December 31, 2020 and 2019 was $1,465 and $734.

Included in commissions payable and accrued expenses was $-0- and $9,692 due the former minority shareholder as of December 31, 2020 and 2019.

The minority shareholder transferred all shares held to the company's parent company effective January 1, 2020.

NOTE 6 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate daily. On December 31, 2020, the company had net capital as defined under Rule 15c3-1 of $31,328, which was $25,078 in excess of its required net capital of $5,000.

NOTE 7 – SUBSEQUENT EVENTS

Effective January 1, 2021 concurrent with the company's conversion to a Pennsylvania limited liability company (note 1), all shares held by Heritage Fincorp, Inc., representing 100% interest in the company, were transferred to Brian K, Lureen, President and CEO of the company. On February 8, 2021, the company transferred 249 Units that represents a 24.9% equity position to a minority Member.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		
Total stockholders' equity qualified for net capital	$	31,328
DEDUCTIONS		
Non-allowable assets		
Commissions receivable,12b1 trails and due to parent company		1,250
NET CAPITAL	$	30,078
AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (BASED ON 6 2/3% AGGREGATE INDEBTEDNESS)	$	-
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$	5,000
NET CAPITAL REQUIREMENT	$	5,000
EXCESS NET CAPITAL	$	25,078
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

The Form X-17a-5 reconciliation is not included as there are
no material differences from the company's computation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have reviewed management's statement, included in the accompanying Exemption Report in which Heritage Financial Systems, Inc. (the "company") does not claim an exemption from 17 C.F.R. § 240.15c3-3 and (2) Heritage Financial Systems, Inc., as a Non-Covered Firm, is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (Non-Covered Firm Provision) because the company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the company and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15C3-3) throughout the most recent fiscal year without exception. Heritage Financial Systems, Inc's management is responsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Financial Systems, Inc.'s compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm Provision.

Morison Cogen LLP

Blue Bell, Pennsylvania
February 24, 2021



HERITAGE
MOVING WEALTH FORWARD

Brian K. Lureen
President & CEO

Heritage Financial Systems, Inc.'s Exemption Report
December 31, 2020

Heritage Financial Systems, Inc. (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

1. The company does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and

2. The company is filing this Exemption Report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscriptions basis where the funds are payable to the issuer or its agent and not to the company and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not and carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Heritage Financial Systems, Inc.

I, Brian K. Lureen, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

By: Brian K. Lureen

Title: President & CEO

Securities offered through Heritage Financial Systems, Inc., Member FINRA/SIPC/MSRB
5 Great Valley Parkway, Suite 334, Malvern, PA 19355 ~ Main (610) 889.2066 ~ Fax (610) 889.2056

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